UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                         AMENDMENT NO. 4 TO FORM 10-SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                  ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           INFE-HUMAN RESOURCES, INC.

             (Exact Name of Registrant as Specified in Its Charter)


        Nevada                                      54-2013455
(State or Other Jurisdiction of
Incorporation or  Organization)           (I.R.S. Employer Identification No.)


       67 Wall Street, 22nd Floor, New York, NY               10005-3198

      (Address of Principal Executive Offices)                (Zip Code)

                                 (212) 859-3466
              Registrant's telephone number, including area code:

                                      None

       Securities to be registered pursuant to Section 12(b) of the Act:



          Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value

                                (Title of class)

Copies of all communications, including all communications sent to the agent for service, should be sent to: Mr. Arthur Viola, Chief Executive Officer, at the Company's Principal Executive Office.

TABLE OF CONTENTS

PART I

Item 1.  Description of Business..........................................2

Item 2.  Management's Discussion and Analysis or Plan of Operation........14

Item 3.  Description of Property..........................................16

Item 4. Security Ownership of Certain Beneficial Owners and Management....17

Item 5. Directors, Executive Officers, Promoters and Control Persons......18

Item 6. Executive Compensation............................................19

Item 7. Certain Relationships and Related Transactions....................20

Item 8. Description of Securities.........................................20


PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity
        And Other Stockholder Matters.....................................21

Item 2. Legal Proceedings.................................................22

Item 3. Changes in and Disagreements with Accountants.....................23

Item 4. Recent Sales of Unregistered Securities...........................23

Item 5. Indemnification of Officers and Directors.........................23

PART F/S

Financial Statements......................................................24

PART III

Index to Exhibits.........................................................24


=======================================================================


ITEM 1. DESCRIPTION OF BUSINESS.

                             History of the Company

INFE-Human Resources, Inc. was incorporated in Nevada on March 31, 2000 as a subsidiary of INFe, Inc., a Nevada corporation. The Company was organized to serve as an "outsourced" payroll and related human resources services company. Due to the sharp sell-off in the stock market beginning in April 2000 and the corresponding decline in the availability of venture capital and angel financing (financing provided by high-net-worth individuals, generally accredited non-institutional investors), the Company has had only limited operations since its inception.

In December 2001, the Company entered into discussions with Mr. Arthur Viola of Daniels Corporate Advisory Company, Inc. ("Daniels") regarding a possible business combination. Mr. Viola was doing business as a sole proprietor and was interested in a strategic combination of his business with the Company. Mr. Viola and the Company negotiated a potential transaction. In May 2002, Mr.
Viola incorporated Daniels as a Nevada corporation.   In September, 2002, Mr.
Viola and the Company agreed in principle upon terms by which Daniels and the Company would align interests. In June 2003, Daniels and the Company signed a definitive stock purchase agreement (the "Stock Purchase Agreement") pursuant to which the Company would acquire 100% of the issued and outstanding stock of Daniels. Mr. Viola continues to manage Daniels. On October 21, 2003, the transaction with Daniels closed. For accounting purposes, the transaction had been accounted for as a reverse acquisition, under the purchase method of accounting. Accordingly, Daniels will be treated as the continuing entity for accounting purposes and the historical financial statements presented will be those of Daniels.

Under the Stock Purchase Agreement, Mr. Viola becomes the 70.4% controlling shareholder of the Company. The Company acquires 100% of the stock of Daniels and the full time and attention of Mr. Viola in building companies. Mr. Viola serves as Chief Executive Officer of the Company and Daniels. The transaction closed on October 21, 2003. INFE-Human Resources, Inc. ceased to be a subsidiary of INFe, Inc. upon the closing of the Stock Purchase Agreement. All the conditions to closing including customary provisions regarding (a) the accuracy of all representations and warranties made by the parties to the agreement; (b) no material adverse change in the condition of the parties to the agreement; (c) the effectiveness of this Registration Statement; (d) all requisite consents have been obtained; (e) no litigation has been initiated against either party and (f) receipt of certain certificates and other customary closing documents were either fulfilled or waived.

This Registration Statement is being filed as a prelude to efforts to obtain quotation of the Company's Common Stock on the OTC Bulletin Board.

 Overview

INFe-Human Resources, Inc. (the "Company") is an early-stage company that provides either directly or through its subsidiary a variety of financial services including payroll and related human resource functions for client companies. This suite of services will include all the administrative, record-keeping and compliance issues associated with employees, their paychecks and their retirement accounts, and the potential for providing financial services, including corporate development, to the client company. The Company plans to provide its customers with realtime access to their employees' information via a secure internet based link. However, the Company does not currently have a secure internet based link and thus is unable at this time to provide services by means of such a link. It is management's intention to develop its website and such a link within the next six months or, alternatively, to utilize the capabilities of Daniels. Daniels does not yet have a secure internet based link.

Traditionally, businesses have had to track and maintain their own payroll systems and compliance records, as well as hire, train and retain skilled employees to operate the systems and keep the records, all while bearing the risk of liability if certain compliance actions (such as the timely making of payroll) are not done. By outsourcing payroll to a payroll service provider such as Automatic Data Processing ("ADP") or all of these human resources functions to a professional employer organization ("PEO"), an enterprise will be able to:


        -       Reduce upfront and ongoing capital expenditures;
        -       Reduce its investment in administrative personnel;
        -       Access up to date, reliable information on their employees; and
        - Focus its resources on its core business by outsourcing a non core function

The Company intends to look at potential acquisitions of small PEOs and payroll processors, grow through internal sales and development initiatives as well as through the providing of other financial services. Due to the Company's physical presence in New York, the Company expects that its business will initially be focused on the "Northeast Corridor" from Boston to Washington plus the fast-growing Florida market. Management believes that Florida is fast-growing due to its (i) above-average population growth; (ii) a low-tax regulatory climate; (iii) a favorable climate for small businesses including such things as State funded business incubators; and (iv) a diverse population, all of which lead, in management's view, to greater small business formation and correspondingly greater potential demand for the Company's services.

The Company has had limited operations and is currently analyzing which specific cities in the Northeast Corridor and Florida that the Company will focus on.
The Company expects that it will start with New York (via its acquisition of Daniels) and then enter additional markets in the first half of 2004.

As an additional means to potentially increase the size and scale of the Company, we are also reviewing potential acquisitions of small and medium sized payroll processing and/or PEO companies, as well as companies that can provide "add-on" services, including investment services, to the client company and its
employees.    Due to the numerous uncertainties associated with acquiring a company, the Company does not have a definitive timetable on making its first acquisition. However, the Company believes that making acquisitions can be an important way to increase the size and scale of the Company as a complement to growing the Company through internal sales and marketing.

The Company is an early-stage company. Since its inception, the Company has no revenue. Due to the Company's inability to procure venture capital financing, operations have been minimal. It is expected that the Company will continue to incur losses for a period of time until the Company develops a satisfactory paying customer base. In addition, the market for the Company's expected services is highly competitive and subject to technological change as companies change their computer and record-keeping systems. The Company expects to face significant competition in the future. As an early-stage company, the Company faces risks and uncertainties relating to its ability to successfully implement its business plan, which are described in more detail in the section entitled "Risk Factors" below. The Company may not successfully address all of these issues which include, but are not necessarily limited to:

-       The Company has limited current operation.

- The Company generated no revenue during our last fiscal year and no revenue during our current fiscal year.

-       We have no cash and limited tangible assets.

-       We have an accumulated deficit of $23,313.

- There is substantial doubt regarding our ability to continue as a going concern.

-       We have only one employee.

- We have no contracts or arrangements as yet to provide payroll services or other revenue generating services.

- Due to our limited operations, we may be classified as a "blank check" company by certain states and under the federal securities laws and therefore be unable to raise capital in such states and/or may have to provide additional disclosure and comply with Rule 419 of the SEC which requires the use of a trust account and strict procedures before a company can utilize the proceeds of a securities offering.

                                   Background


Management believes that the movement of American companies to focus on so-called "core competencies" and outsource non-essential services has created significant business opportunities over the past decade. For instance, whole industries have developed, including outsourced Information Technology (IT) services, outsourced financial services through temporary or part-time CFOs, and outsourced human resources services, including payroll services and related administrative functions.

The Company believes that this trend is not slowing down, but rather, accelerating, due to increased worker mobility, the continued growth of small and medium sized businesses and the rapid growth of the internet and electronic commerce which have allowed even large corporations to have employees located in multiple geographic locations operating as if they were in the same physical
location.   The Company's mission is to capitalize on this significant trend by providing high quality payroll, human resources and corporate client (and employee) financial services.

As an early-stage payroll service provider, the Company's focus is on developing an initial base of customers, either internally or through acquisition, to get a foothold in the market and start to develop customer awareness of the Company. The Company has not yet provided payroll services to any client.


                          The Stock Purchase Agreement


In order to help implement the Company's business plan by adding management and financial resources, the Company entered into a stock purchase agreement with Daniels Corporate Advisory Company, Inc., a Nevada corporation focused on the payroll services market, and the providing of financial services to that same client company such as financial consulting and strategic business advice and/or investing in such companies as well as conventional payroll services.
Daniels' Chairman and CEO, Arthur Viola, who became the Company's President and CEO in late 2002, brings significant corporate experience in building companies to the Company. See - "Directors and Executive Officers." Additionally, the business combination with Daniels will increase the Company's asset base and improve the financial strength of the Company. Specifically, Daniels brings approximately $150,000 of Marketable Securities (consisting of common stock in publicly traded companies with market capitalizations below $500 million, i.e. "microcap" stocks) which will be reflected on the Company's consolidated financial statements upon the closing of the Daniels transaction. No liabilities will be assumed by the Company pursuant to the Daniels transaction as Daniels does not have any liabilities.

Mr. Viola, Daniels and INFe Human Resources are affiliated parties both before and after the transaction as Mr. Viola is the 100% owner, President and CEO of Daniels and President and CEO of INFe Human Resources and will be the President and CEO of both companies and controlling stockholder of INFe Human Resources after the closing of the transaction.

Pursuant to the Stock Purchase Agreement, the Company vested 7,040,000 shares of the Company's common stock previously issued to Mr. Viola but subject to an agreement that such shares would not be vested until the closing of the Stock Purchase Agreement, representing 70.4% of the issued and outstanding common stock of the Company in exchange for 100% of the issued and outstanding common stock of Daniels. The Stock Purchase Agreement contains customary representations, warranties, covenants and conditions to closing. See Exhibit
6.1 to this Registration Statement.

These customary representations, warranties, covenants and conditions including the following representations by Daniels: (i) that Daniels is duly organized, validly existing and in good standing in Nevada; (ii) that the transaction is duly authorized by Daniels; (iii) that Daniels has obtained all necessary consents; (iv) that Daniels have good title to its assets; (v) that certain financial statements provided to us are true; (vi) that Daniels does not have any undisclosed liabilities; (vii) that Daniels has paid all necessary taxes;
(viii) that Daniels is in compliance with environmental and occupational safety laws; (ix) that Daniels has no pending litigation and (x) that Daniels has made no material misstatement or failed to make a material disclosure to us.

Likewise, we represented to Daniels that (i) that we are duly organized, validly existing and in good standing in Nevada; (ii) that the transaction is duly authorized by us; (iii) that we have obtained all necessary consents; (iv) that we have good title to our assets; (v) that certain financial statements provided to Daniels by us are true; (vi) that we do not have any undisclosed liabilities;
(vii) that we have paid all necessary taxes; (viii) that we are in compliance with environmental and occupational safety laws; (ix) that we have no pending litigation and (x) that we have made no material misstatement or failed to make a material disclosure to Daniels.

Additionally, both parties made certain covenants to each other, including that
(i) both parties would operate their businesses in the ordinary course prior to closing; (ii) both parties would notify the other of any material change in their business; (iii) neither party would negotiate with third parties regarding an alternative transaction; and (iv) neither party would dispose of any material assets prior to closing.

The Stock Purchase Agreement closed on October 21, 2003.

                          Marketing and Sales Strategy


The Company's primary business is providing payroll-related services. The Company also intends to provide to its customers other services including venture capital management, and business development advice. The Company may also acquire debt or equity securities in its clients in connection with its business development and venture capital management services. Such transactions would occur if the Company determined that acquiring a debt or equity security in its client would enhance the Company's relationship with its client and would likely generate a positive economic return to the Company. We plan to market our services both directly through referrals and indirectly through accounting firms which are not interested in cultivating what to them is "marginal" or "loss leader" business, based on their existing client base. We also intend to do joint marketing with our clients by providing venture capital management and working partner development (Merchant Banking) in exchange for the client providing its network of corporate relationships to us for payroll and ancillary services. Our plan is that by providing several important services for our clients, centered on the payroll services function, we intend to develop valuable long term relationships which would yield consistent revenue.


                                  Competition


The market for the Company's services is highly competitive. There are many companies that act as payroll service providers or professional employer organizations, or integrated financial services firms, including Paychex and ADP, both large, well-capitalized companies. Management believes, however, that there are significant profitable niches available for the Company to provide services to smaller companies that cannot afford the full-service expense of a
large company such as ADP or Paychex.   The Company believes that its ability to
compete depends on many factors both within and beyond its control, including the success of the marketing and sales efforts of the Company and its competitors and the price and reliability of the services provided by the
Company and its competitors.   The Company expects competition to increase in
the future as the trend toward "outsourcing" continues across American business. Many of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. Increased competition could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully. See "Risk Factors - Competition" for a description of the risks of the Company's competition.

               Intellectual Property and Other Proprietary Rights

The Company relies on a combination of nondisclosure agreements, technical measures, trade secret and trademark laws to protect its proprietary rights including customer lists, business methods and strategic plans. The Company does not presently hold any patents for its existing products or services and presently has no patent applications pending. The Company intends to enter into confidentiality agreements with its employees, and anticipates that any future employees will also enter into such agreements. The Company has not yet entered into any nondisclosure agreements or confidentiality agreements. The Company also attempts to limit access to and distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use or take appropriate steps to enforce intellectual property rights. In addition, there can be no assurance that the Company's competitors will not independently develop technologies that give them a technological edge versus the Company. The failure of the Company to protect its proprietary information could have a material adverse effect on the Company's business, financial condition and results of operations.

From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are used by the Company. Litigation may be necessary to defend against claimed infringements of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation may also be necessary to enforce and protect trade secrets and other intellectual property rights owned by the Company. Any such litigation could be costly and cause diversion of management's attention, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such litigation could result in the loss of the Company's proprietary rights, subject the Company to significant liabilities (including possible indemnification of its customers), require the Company to secure licenses from third parties or prevent the Company from manufacturing or selling its products or services, any one of which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not been a party to any such litigation to date.


                                    Employee


At March 19, 2004, the Company had 1 full-time employee. The Company's employee is not represented by a collective bargaining agreement nor has the Company experienced any work stoppage. The Company considers its relations with its employee to be good.

                                  Risk Factors

An investment in the Common Stock of the Company is highly speculative, involves a high degree of risk and should be considered only by those persons who are able to afford a loss of their entire investment. In evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to the other information included in this Registration Statement.


            Risks Relating to the Financial Condition of the Company

Early-Stage Company with Limited Operating History and Revenues. The Company was organized in March 2000 and has a very limited operating history upon which an evaluation of the Company's future performance and prospects can be made. The Company is an early-stage company and has had limited revenues. The Company's prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in an emerging and evolving industry. As an early-stage company, the Company faces risks and uncertainties relating to its ability to successfully implement its business plan, which are described in more detail below. The Company may not successfully address these risks.

Historical and Anticipated Losses. Since inception, the Company has generated no revenue and has incurred losses of $13,313 for the period from inception to November 30, 2002 and $10,000 for the year ended November 30, 2003, resulting in an accumulated deficit of $23,313 at November 30, 2003. Losses are continuing through the date of this Registration Statement. Inasmuch as the Company will continue to have operating expenses and will be required to make significant up-front expenditures in connection with the proposed development of its business, the Company may continue to incur losses for at least the next 12 months and until such time, if ever, as the Company is able to generate sufficient revenues to finance its operations and the costs of continuing expansion. There can be no assurance that the Company will be able to generate significant revenues or achieve profitable operations. See the financial statements and the notes thereto included elsewhere in this Registration Statement.

Limited Working Capital. The Company has no cash and cash equivalents as of November 30, 2003 and has working capital of only $150,335 as of November 30,
2003.   This lack of liquidity may materially adversely affect the Company's ability to hire and retain employees, market its services and increase its revenue. Further, it may require the Company to raise capital through issuing equity which could cause dilution and/or negatively affect the price of the Company's common stock.

Need for Additional Financing. The Company will need additional financing to meet its current plans for expansion. The Company expects to seek additional financing of at least $2 million over the next 12 months to fund its full development plans. Such financing may be debt or equity financing. To the extent that the Company incurs indebtedness or issues debt securities, the Company will be subject to risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms or at all. If the Company is unable to obtain additional financing, its ability to meet its current plans for development and expansion could be materially adversely affected.

Risk of Being Classified as a "Blank Check" Company. A significant number of states have enacted legislation which prohibits the sale of securities in companies with no or minimal revenue and no or minimal operations (so-called "blank check" companies). While the Company does not believe it is a blank check company, one or more states may conclude otherwise and such a determination could prevent the Company from raising capital in such state(s). Additionally, if the Company were classified as a blank check company under the federal securities laws, it would be required to comply with SEC Rule 419 whenever the Company sought to raise capital through a public offering. Rule 419 imposes procedural and compliance burdens on blank check companies including requiring the use of an escrow and other investor protections before a company can utilize the proceeds of an offering.

                    Risks Relating to the Company's Business


New Industry; Uncertainty of Market Acceptance. As is typically the case in an emerging industry, demand and market acceptance for newly introduced services and products are subject to a high level of uncertainty.

Risks Associated with Growth Strategy and Rapid Expansion. The Company is a young company and has had limited revenues to date. Implementation of the Company's business plan will be substantially dependent on, among other things, the Company's ability to hire and retain skilled management, financial, marketing and other personnel and successfully manage growth (including monitoring operations, controlling costs and maintaining effective quality controls). The Company expects to hire additional employees. There can be no assurance that the Company will be able to hire and retain such personnel. If it is unable to do so, the Company's growth strategy may be materially adversely affected. The Company's plans are subject to change as a result of a number of factors, including progress or delays in the acquisition of other companies, availability of funding on commercially reasonable terms, changes in market conditions and competitive factors. There can be no assurance that the Company will be able to successfully implement its business strategy or otherwise expand its operations.

Competition. The market for the Company's products and services is highly competitive and subject to rapid technological change. There are many companies that act as PEOs and payroll services, and provide additional financial service options. Many are well financed and have strong brand awareness. The Company believes that its ability to compete depends on many factors both within and beyond its control, including the success of the marketing and sales efforts of the Company and its competitors, the price and reliability of products and services developed by the Company and its competitors and the timing and market acceptance of the products and services being developed by the Company and its competitors. The Company expects competition to increase in the future. Many of the Company's potential competitors have substantially greater financial, technical and marketing resources than the Company. Increased competition could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully.

Attraction and Retention of Qualified Personnel. The Company's ability to continue to develop and market its services and products depends, in large part, on its ability to attract and retain qualified personnel. Competition for such personnel is intense and no assurance can be given that the Company will be able to retain and attract such personnel.

Reliance on Key Personnel.   The Company is extremely reliant on Mr. Arthur
Viola, the Company's Chief Executive Officer to successfully implement the Company's business plan. To the extent that the Company is unable to retain the services of Mr. Viola, or to the extent that Mr. Viola is unwilling or unable to perform the role of Chief Executive Officer of the Company, the Company may suffer a material adverse effect. The Company does not currently have, but is considering obtaining, "key man" insurance on Mr. Viola.


                                  Other Risks


Dividends Unlikely. The Company has not paid cash dividends on its Common Stock since its inception. The Company does not intend to pay a cash dividend on its Common Stock in the foreseeable future so that it may reinvest earnings, if any, in the development of its business.

No Assurance of Public Market; Possible Volatility of Market. There has been no prior public trading market for the Common Stock on the OTC Bulletin Board. There can be no assurance that a regular trading market for the Common Stock will ever develop or that, if developed, it will be sustained. The market price of the Common Stock may be highly volatile as has been the case with the securities of many emerging companies. Factors such as the Company's operating results and announcements by the Company or its competitors of new products or services may significantly impact the market price of the Company's securities. In addition, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the securities of many companies have experienced wide fluctuations not necessarily related to the operating performance of such companies.

Penny Stock Regulation. In order to be quoted on the NASD OTC Bulletin Board, a market maker must file an application with the NASD on our behalf in order to make a market for our common stock on the bulletin board. We are not able to file such an application on our own behalf and therefore are subject to the risk that we may not be able to convince a market maker to file such an application on our behalf. In the event the Company is successful in obtaining listing of its Common Stock on the OTC Bulletin Board, investors should be aware of limitations on marketing securities characterized as "penny stocks" under existing securities statutes and regulations. Penny stocks are securities not listed on an exchange or quoted in Nasdaq and selling for a price of less than $5.00 per share. Broker-dealers engaging in transactions in penny stocks are subject to special regulations, including a requirement to evaluate the suitability of an investment in penny stocks and providing specific information to potential investors. New and additional regulation may arise in the future further affecting any trading market which may develop for the Company's Common Stock.

                           Corporate Governance Risks


The Company has a Concentrated Ownership Structure. Mr. Arthur Viola, the Company's Chairman and Chief Executive Officer owns 70.4% of the issued and outstanding Common Stock of the Company as of the closing of the Stock Purchase Agreement. Therefore, certain corporate actions which other shareholders may find advisable may not be implemented without the consent and approval of Mr. Viola.

Authorization and Discretionary Issuance of Preferred Stock. The Company is authorized to issue up to 20,000,000 shares of preferred stock, $.001 par value per share (the "Preferred Stock"). The Preferred Stock may be issued in one or more series, on such terms and with such rights, preferences and designations as the Board of Directors of the Company may determine, without action by stockholders. No shares of Preferred Stock are currently outstanding. However, the issuance of any Preferred Stock could adversely affect the rights of the holders of Common Stock, and therefore reduce the value of the Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be used to restrict the Company's ability to merge with or sell its assets to a third-party, thereby preserving control of the Company by present owners.



                             FINANCIAL INFORMATION.


The selected financial data set forth below are derived from the financial statements of the Company included elsewhere in this Registration Statement and are qualified by reference to and should be read in conjunction with such financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Registration Statement. The financial statements of the Company as of and for the years ended November 30, 2003 and November 30, 2002 have been audited by Bagell, Josephs & Company, independent certified public accountants. The historical results are not necessarily indicative of the results of operations to be expected in the future.

                            Selected Financial Data


                          Year ended         Inception (May 2002)
                          November 30,       through November 30,
                              2003                  2002
                         --------------       ---------------
Revenues                    $   -0-            $     -0-
Expenses                      10,000               13,313
Net loss for the period       10,000               13,313
Net loss per share           ($0.00)              ($0.00)
Dividends paid                  -0-                  -0-
                          -----------           ------------
Total assets             $  150,335            $   28,143
                          ===========           ============

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Due to the stock purchase transaction which closed in October 2003, the financial statements of the Company are the continuing financial statements of Daniels Corporate Advisory Company, Inc., a Nevada corporation incorporated in May, 2002. The following discussion should be read in conjunction with the Company's historical financial statements and notes thereto included elsewhere in this Registration Statement.

The following discussion may include forward looking statements. Such forward looking statements involve risks and uncertainties, including among other things, statements regarding the Company's anticipated costs and expenses. Such forward looking statements contain, but are not limited to, the words "expects," "anticipates," "intends," "predicts" and similar language. The Company's actual results may differ significantly from those projected in the forward looking statements. Factors that might cause future results to differ materially from those described in the forward looking statements include, but are not limited to, those discussed in the section entitled "Risk Factors."

                                    Overview

The Company provides a variety of financial services including payroll and related human resource functions for client companies. This suite of services will include all the administrative, record-keeping and compliance issues associated with employees, their paychecks and their retirement accounts, and the potential for providing financial services, including corporate development, to the client company. The Company plans to provide its customers with real-time access to their employees' information via a secure internet based link.

The Company has incurred operating losses since its inception in May 2002. The Company has had no revenue to date and has assets of $150,335 as of November 30, 2003.

The Company has a November 30 fiscal year-end.


                               Plan of Operation

Management plans are to build the payroll service business (as described above, see Description of the Business - Overview) and an expanded array of corporate financial services to offer to consulting clients through the Company's acquisition, merger or combination with one or more companies offering complementary services. Management's main objective is to seek the best opportunities to increase shareholder value. All viable alternatives will be evaluated, including but not limited to: investments, mergers, purchases, or the offering of company securities.

As of March 19, 2004, management has carefully evaluated several potential affiliation candidates. To date, no formal or informal agreements have been reached with respect to any potential candidate, although some evaluations are currently still in progress. Until a suitable business opportunity presents itself, the Company intends to continue to invest its assets primarily in investments that mirror the long-term growth strategy of the Company - growth through leveraged acquisitions.

The Company believes that it can satisfy its cash needs for the next several months, but will likely need to raise capital, including through the issuance of additional shares, over the next twelve months. Mr. Arthur Viola, Chairman and CEO of the Company may be one of the sources of additional capital for the Company. In November 2003, Mr. Viola provided funds to the Company in return for equity securities.

The Company is not currently involved with any material research or development efforts and does not expect to be involved with such research or development over the next twelve months.

The Company does not expect to purchase or sell any material plant or significant equipment over the next twelve months.

The Company will add employees over the next twelve months in two situations:
(1) by acquisition of a company and/or (2) if the Company's growth justifies
adding additional staff.    The Company has no plans to hire additional
employees absent one of these two situations.

                          Critical Accounting Policies


Except for depreciation and amortization, the Company does not have any critical accounting policies. The Company's policy for depreciation and amortization is set forth in Note 1 to the Company's financial statements included below.


Related Party Transactions

Mr. Arthur Viola, the Company's Chief Executive Officer is also the controlling shareholder of Daniels. The Company's transaction with Daniels is, therefore, a related party transaction. For a full description of the Daniels transaction, please see - "The Stock Purchase Agreement" above.

                        Liquidity and Capital Resources


Inception to November 30, 2003

At November 30, 2003, the Company had cash and cash equivalents of $0. The Company has generated no revenue through November 30, 2003.

The Company has issued 11,000,000 shares of Common Stock, of which 2 million shares were founders' stock, 8,000,000 shares were issued (but not all vested) in December 2001 and 1,000,000 shares were issued in November 2003.

From its inception, the Company has used $57,741 for operating activities.

At November 30, 2003, the Company had no cash and cash equivalents on hand. The Company believes that the approximately $150,000 of working capital obtained by virtue of the Stock Purchase Agreement with Daniels will be sufficient to support the Company's operations for the next six months. However, it is expected that the Company may have to raise up to $500,000 over the next twelve months to fund operations, especially if revenue does not materialize as quickly as management anticipates. We are hoping to raise up to $2 million of capital if we can obtain such capital on favorable terms. The Company may need to raise additional equity capital (which could dilute existing equity owners) if we seek to make one or more acquisitions, as we currently intend to do. The Company does not expect any significant change in the number of our employees over the next twelve months (unless the Company is successful in acquiring one or more other companies) and, except for work on our internet related capabilities (which we do not expect will exceed $100,000), do not expect any material purchases or sales of plant and equipment.

The Company anticipates that we will increase our revenue over the next six months due to the acquisition of Daniels (and the business leads and revenue which Daniels has) and the increased focus of management on operating the business rather than consummating the Daniels acquisition and filing and amendment of this Registration Statement. This revenue is expected to provide the Company with additional cash resources to support the Company's development. The Company will seek up to $2 million of additional funds to supplement its existing resources and execute its growth plan. However, there can be no assurance that any financing will be available on terms acceptable to the Company or at all.

On a long term basis, the Company will need to raise additional funds through private or public financings, strategic or other relationships. There can be no assurance that the Company will be able to raise any additional funds and equity funds raised could dilute then existing shareholders.


                          Changes in Internal Controls

There have not been any significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

           Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to immaterial levels of market risks with respect to changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such
as foreign currency exchange and interest rates.   The Company does not enter
into derivatives or other financial instruments for trading or speculative purposes, nor does it enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates.


ITEM  3.      DESCRIPTION OF PROPERTY.

The Company's operational headquarters is located in an office service complex located on the 22nd floor of 67 Wall Street, New York, New York 10005-3198. The Company's lease is a month-to-month lease with no expiration date. The Company believes that its existing facilities are adequate for its needs for the foreseeable future and that if additional space is needed, it would be available on favorable terms at the same location.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information as of March 19, 2004 with respect to the beneficial ownership of Common Stock by (i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each executive officer of the Company, (iii) each Director of the Company and (iv) all Directors and executive officers as a group. All numbers shown give effect for the vesting of stock which occurs upon the closing of the Stock Purchase Agreement of the Company with Daniels, which Agreement constitutes a "change of control" of the Company.


Name and Address
of Beneficial      Number of Shares      Percentage
Owner(1)           Beneficially Owned      of Class
----------------  ------------------    -----------
Arthur Viola         8,040,000             73.09%

All officers and
directors as a group
                     8,040,000             73.09%
                   ============        ============

(1) Except as otherwise indicated, the address for each of the named individuals is c/o Daniels Corporate Advisory Company, Inc., 67 Wall Street, 22nd Floor, New York, New York 10005-3198. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of Common Stock that an individual or group has a right to acquire within sixty
(60) days pursuant to the exercise of warrants or options are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers of the Company, and their ages and positions with the Company will be as follows:

   Name       Age     Position
--------------------------------------------
Arthur D. Viola 56      Chairman of the Board,
                        President, CEO, and Director



The officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's stockholders, and hold office until their death, until they resign or until they have been removed from office.

Our Board of Directors is a "classified" board with each director elected to three year terms. Mr. Viola's is a Class I director whose term expires in 2006.

The following is a brief summary of the background of each director and executive officer of the Company:

Mr. Viola has been Chairman, President, CEO and a Director of the Company since
September, 2002.   In 1981, Mr. Viola founded The Viola Group, Inc., a New York based public company which acquired, and managed private companies. From 1990 to the present, Mr. Viola has served as senior partner of Daniels Corporate Advisory Co., a New York based private company which invests in and helps grow small public companies. Previously, Mr. Viola was involved with mergers and acquisitions with Bank of America, Gulf & Western and Crane Co., and was an Account Manager for Citibank, N.A. Mr. Viola has a B.A. from Iona College, an MBA from Pace University and has done advanced work in Corporate Mergers & Acquisitions and Real Estate Development at New York University.


                                Audit Committee

The Company is seeking a suitable independent financial expert as defined by
Item 401(e) of SEC Regulation S-B.  The Audit Committee is composed of Mr.
Viola.

ITEM 6. EXECUTIVE COMPENSATION.

No executive officer received compensation of a least $100,000 during the year ended November 30, 2002 or the year ended November 30, 2003. No stock options were granted to any executive officer in 2002 or 2003.

                               Stock Option Plans

The Company does not currently have a stock option plan and has no current plans to implement a stock option plan. Any future plan would be subject to the approval of the Board of Directors of the Company.


                             Employment Agreements

The Company does not, and will not immediately after the close of its Stock Purchase Agreement with Daniels, have employment agreements with any of its executives, directors or employees. The Company may consider from time to time the benefit of entering into an employment agreement with one or more executives or employees. All such decisions will be made by the Board of Directors of the Company.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Mr. Viola, the Chief Executive Officer of the Company, is also the Chairman, Chief Executive Officer and sole shareholder of Daniels. The Stock Purchase Agreement is, therefore, an "affiliated transaction." Pursuant to the Stock Purchase Agreement, the Stock Purchase Agreement was approved by Messrs. Tom Richfield and Gus Mechalas (former directors), who are independent of Daniels, and by INFe, Inc., the controlling shareholder of the Company prior to closing of the Stock Purchase Agreement.


ITEM 8. DESCRIPTION OF SECURITIES.

The Company is presently authorized to issue up to 100,000,000 shares of Common Stock, $.001 par value per share. The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Certificate of Incorporation, as amended, and the Bylaws that are included as exhibits to this Registration Statement and by provisions of applicable law. As of March 19, 2004, there were 11,000,000 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the Preferred Stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

                          Transfer Agent and Registrar

The company uses computershare investor services, denver, colorado as its transfer agent and registrar.



                                    Part II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


                               Market Information

The Company has not previously had a public market for its Common Stock. Therefore, there has been no price history of the Company's Common Stock. We have no outstanding options or warrants to purchase, or securities convertible into, our common equity. We have not agreed to register any shares under the Securities Act for sale by our shareholders; however, all eleven million of our outstanding shares, are or will be eligible for sale under SEC Rule 144, subject in the case of Mr. Viola to meeting the minimum time holding period and volume limitations set forth in Rule 144, and subject in the case of all other shareholders to the volume limitations imposed upon shares not held for two or more years. As of March 19, 2004, 2,960,000 shares are eligible for immediate sale under Rule 144, subject to the volume limitations of Rule 144(e). No shares are being offered or have been proposed to be publicly offered by the Company.


                                    Holders

There are 8 holders of the Company's Common Stock as of October 21, 2003.


                                Dividend Policy

The Company has not paid cash dividends on its Common Stock since its inception. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to reinvest earnings, if any, in the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors and will depend upon the earnings, capital requirements and financial position of the Company, general economic conditions and other relevant factors.

                             Penny Stock Regulation

Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with the current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchange. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.


ITEM 2. LEGAL PROCEEDINGS.

The Company is not currently involved in any material legal proceedings. From time to time, however, the Company may be subject to claims and lawsuits arising in the normal course of business.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In April 2001, the Company issued 1,850,000 shares to INFe, Inc., 100,000 shares to Mr. Tom Richfield and 50,000 shares to Mr. Gus Mechalas as founders' stock in exchange for $219,523 of cash and other assets.

In December 2001, the Company issued 7,040,000 unvested shares to Mr. Arthur Viola and 960,000 vested shares to three designees of Mr. Viola in exchange for $37,500 plus the right to acquire Mr. Viola's payroll advisory business. The Company relied on Section 4(2) of the 1933 Securities Act as an exemption from the registration of such securities as Mr. Viola is an accredited and sophisticated investor.

Pursuant to the Stock Purchase Agreement, the Company vested 7,040,000 shares of Common Stock to Arthur Viola, the sole equity owner of Daniels, in return for 100% of the issued and outstanding capital stock of Daniels. To the extent such vesting is deemed to be an issuance of securities, the Company is relying on
Section 4(2) of the 1933 Securities Act as an exemption from the registration of such securities as Mr. Viola is an "accredited" and sophisticated investor.

In November 2003, the Company issued 1,000,000 to Mr. Viola in exchange for $77,764 of marketable securities.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Both the Company's Articles of Incorporation and its Amended and Restated Bylaws provide for the indemnification of its officers and directors. The provisions are set forth in Article 11.3 of the Company's Articles of Incorporation and
Section 6.1 of the Company's Amended and Restated Bylaws which are incorporated herein by reference and are attached to this Registration Statement as Exhibits. These provisions are consistent with Nevada's General Corporation Law pursuant to which the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company (such as a shareholder derivative suit), by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may extend to expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonable believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court to be liable to the Company or for amounts paid in settlement to the Company, unless the court in which the action or suit was brought, or another court of competent jurisdiction, determines that in view of all the circumstances, the person is fairly and reasonably entitled to be indemnified for such expenses.

There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, and the Company is not aware of any pending or threatened litigation that may result in claims for indemnification by any officer, director, employee or other agent.

The Company is in the process of evaluating the purchase of Directors and Officers liability insurance to defend and indemnify directors and officers who are subject to claims made against them for their actions and omissions as directors and officers of the Company.

Part F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Company are attached to this Registration Statement and filed as a part hereof.


                                    Part III

INDEX TO EXHIBITS



2.1        Articles of Incorporation of the Company.*

2.2        Amended and Restated By-laws of the Company.*

3.1        Specimen Certificate of the Company's Common Stock.*

6.1, 8.1 Stock Purchase Agreement dated June 24, 2003 by and between the Company and Daniels Corporate Advisory Company, Inc.*

10.1 Consents of Bagell, Josephs & Company, L.L.C., independent public accountants.

(*Incorporated by reference to Exhibit to the Registrant's Form 10-SB
  Registration Statement filed on 2003-08-21; file:# 000-50374)

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

March 23, 2003

INFE-HUMAN RESOURCES, INC.

By/s/
Arthur Viola
----------------
Arthur Viola
Chief Executive Officer and Principal Financial Officer

==========================================================

INFe- HUMAN RESOURCES, INC. AND SUBSIDIARY (REVERSE ACQUISITION WITH DANIELS
  CORPORATE ADVISORY COMPANY, INC.) (A DEVELOPMENT STAGE COMPANY) CONSOLIDATED
                              FINANCIAL STATEMENTS

YEAR ENDED NOVEMBER 30, 2003 AND PERIOD MAY 2, 2002 (INCEPTION) TO NOVEMBER 30, 2002 INFe- HUMAN RESOURCES, INC. AND SUBSIDIARY (REVERSE ACQUISITION WITH
    DANIELS  CORPORATE ADVISORY COMPANY, INC.) (A DEVELOPMENT STAGE COMPANY)
                       CONSOLIDATED FINANCIAL STATEMENTS

              YEAR ENDED NOVEMBER 30, 2003 AND PERIOD  MAY 2, 2002
                        (INCEPTION) TO NOVEMBER 30, 2002

INDEX TO FINANCIAL STATEMENTS
------------------------------------------------
PAGE(S) CONSOLIDATED AUDITED FINANCIAL STATEMENTS:

Report of Independent Certified Public Accountants                     F-1

Balance Sheet as of November 30, 2003                                  F-2

Statements of Operations for the year ended November 30, 2003 and the
period May 2, 2002 (inception) to November 30, 2002                    F-3

Statement of Changes in Stockholders' Equity (Deficit) for the year ended November 30, 2003 and the period, November 30, 2001 (Old INFe)
to May 2, 2002 (inception) to November 30, 2002                        F-4

Statement of Comprehensive Income for the year ended November 30, 2003
and the period May 2, 2002 (inception) to November 30, 2002            F-5

Statements of Cash Flows for the year ended November 30, 2003 and the
period May 2, 2002 (inception) to November 30, 2002                    F-6

Notes to Financial Statements                                        F-7 - F-11

-------------------------------------------------------------------------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors INFe Human Resources, Inc. and Subsidiary New York, NY

We have audited the accompanying consolidated balance sheet of INFe Human Resources, Inc. and Subsidiary (reverse acquisition with Daniels Corporate Advisory Company, Inc.)(A Development Stage Company) (the "Company") as of November 30, 2003 and the related statements of operations, changes in stockholders' equity, comprehensive income (deficit), and cash flows for the year ended November 30, 2003 and the period May 2, 2002 (Inception) through November 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements for the year ended November 30, 2003 and the period May 2, 2002 (Inception) to November 30, 2002 have been
prepared assuming that the Company will continue as a going concern.   As
discussed in Note 4 to the consolidated financial statements, the Company has raised certain issues that lead to substantial doubt about its ability to continue as a going concern. The Company does not have an operating company generating revenues. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INFe- Human Resources, Inc and Subsidiary (reverse acquisition with Daniels Corporate Advisory Company, Inc.) (A Development Stage Company) as of November 30, 2003 and the results of its operations and their cash flows for the year ended November 30, 2003 and period May 2, 2002 (Inception) to November 30, 2002 in conformity with accounting principles generally accepted in the United States of America.


BAGELL, JOSEPHS & COMPANY, L.L.C.

/s/
BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbbsboro, New Jersey

                   INFe-HUMAN RESOURCES, INC. AND SUBSIDIARY
                       (REVERSE ACQUISITION WITH DANIELS
                       CORPORATE ADVISORY COMPANY, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET


                                  ASSETS
                                                2003
                                              --------
CURRENT ASSETS
 Marketable securities                      $ 150,335
                                              --------

TOTAL ASSETS                                $ 150,335
                                              ========

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                          $  10,000
                                              --------
     Total current Liabilities                 10,000

STOCKHOLDERS' EQUITY
Preferred stock, $.001 par value,
  20,000,000  shares authorized;
  none issued and outstanding                       -
Common stock, $.001 par value,
  100,000,000 shares authorized;
  11,000,000 and 2,000,000 shares
  issued and outstanding                       11,000
Additional paid-in-capital                    108,220
Comprehensive income                           44,428
Deficit                                       (23,313)
                                             ---------
    Total stockholders' equity                140,335
                                             ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  $ 150,335
                                             =========

The accompanying notes are an integral part of these financial statements

                   INFe-HUMAN RESOURCES, INC. AND SUBSIDIARY
                       (REVERSE ACQUISITION WITH DANIELS
                       CORPORATE ADVISORY COMPANY, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEAR ENDED NOVEMBER 30, 2003 AND THE PERIOD
                  MAY 2, 2002 (INCEPTION) TO NOVEMBER 30,2002
                    (WITH CUMULATIVE TOTALS SINCE INCEPTION)

                                                                    Cumulative
                                                                   Totals Since
                                               2003        2002      Inception
                                            ---------   ---------  ------------
REVENUE                                    $      -  $          -             -
                                            ---------   ---------  ------------

OPERATING EXPENSES
  Organized costs                                  -       13,313        13,313
  Professional fees                           10,000            -        10,000
                                            ---------   ---------  ------------
     Total operating expenses                 10,000      13,313       (23,313)
                                            ---------   ---------  ------------

NET LOSS                                   $ (10,000)  $  (13,313)      (23,313)
                                            =========   =========  ============

BASIC AND DILUTED LOSS
  PER SHARE                                $  (0.001)  $   (0.001)
                                            =========   =========

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES                          10,083,333   10,000,000
                                          ===========  ==========

The accompanying notes are an integral part of these financial statements

                   INFe-HUMAN RESOURCES, INC. AND SUBSIDIARY
                       (REVERSE ACQUISITION WITH DANIELS
                       CORPORATE ADVISORY COMPANY, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
      CONSOLIDATED STATEMENTS IN CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE YEAR ENDED NOVEMBER 30, 2003 AND THE PERIODS
             NOVEMBER 30,2001 (OLD INFe) TO MAY 2, 2002 (INCEPTION)
                         TO NOVEMBER 30,2002 (DANIELS)

                                     Preferred Stock       Common Stock        Additonal
                                     ---------------   -------------------      Paid-in   Comprehensive  Accumulated
                                     Shares   Amount     Shares     Amount      Capital       Income       Deficit        Total
                                     ------   ------   ----------  -------     ---------   -------------  ------------  ----------

BALANCE-November 30, 2001
(old INFe)                                -        -   2,000,000   $ 2,000     $ 217,523    $         -   $ (215,690)     $  3,833

Common stock issued for cash              -        -   8,000,000     8,000        29,500              -            -        37,500

Net loss before recapitalization-net      -        -           -         -             -              -      (40,527)      (40,527)
                                     ------   ------  ----------    ------       -------        -------      --------      --------
       Subtotal                           -        -  10,000,000    10,000       247,023              -     (256,217)          806

Recapitilization elimination Infe
old company                               -        - (10,000,000)  (10,000)     (247,023)             -      256,217          (806)

Issuance new shares recapitalization
of Daniels Corporate Advisory Co.,Inc.    -        -  10,000,000    10,000        31,456              -            -        41,456

Net loss for the period May 2, 2002
(Inception) to November 30, 2002          -        -           -         -             -              -      (13,313)      (13,313)
                                     ------   ------  ----------    ------       -------        -------      -------       --------


BALANCE-November 30, 2002                 -        -  10,000,000   $10,000     $  31,456              -    $  13,313      $ 28,143


Issuance of commons stock founders        -        -   1,000,000     1,000        76,764              -            -        77,764

Comprehensive income                      -        -           -         -             -         44,428            -        44,428

Net Loss                                  -        -           -         -             -              -      (10,000)      (10,000)
                                     ------   ------  ----------    ------        ------        -------       ------       --------

BALANCE-November 30, 2003                 -        -  11,000,000  $ 11,000     $ 108,220     $   44,428    $ (23,313)     $140,335
                                     ======   ======  ==========    ======       =======        =======       ======      ========


                   INFe-HUMAN RESOURCES, INC. AND SUBSIDIARY
                       (REVERSE ACQUISITION WITH DANIELS
                       CORPORATE ADVISORY COMPANY, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
              FOR THE YEAR ENDED NOVEMBER 30, 2003 AND THE PERIOD
                  MAY 2, 2002 (INCEPTION) TO NOVEMBER 30,2002

BALANCE, May 2, 2002                      $       -

Gains on Investment Activity and Holding          -
                                          ---------

BALANCE, November 30, 2002                        -


Gains on Investment Activity and Holding  $  44,428
                                          ---------

BALANCE, November 30,2003                 $  44,428
                                          =========

                   INFe-HUMAN RESOURCES, INC. AND SUBSIDIARY
                       (REVERSE ACQUISITION WITH DANIELS
                       CORPORATE ADVISORY COMPANY, INC.)
                         (A DEVELOPMENT STAGE COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEAR ENDED NOVEMBER 30, 2003 AND THE PERIOD
                  MAY 2, 2002 (INCEPTION) TO NOVEMBER 30,2002
                    (WITH CUMULATIVE TOTALS SINCE INCEPTION)

                                                                     Cumulative
                                                                    Totals Since
                                              2003        2002        Inception
                                          -----------  ----------   ------------
CASH FLOW FROM OPERATING ACTIVITES
  Net Loss                                 $  (10,000)  $ (13,313)   $  (23,313)
  Gain on investment activity                 (44,428)          -       (44,428)


Adjustments to reconcile net loss to net
cash used in operating activites:
  Increase in accounts payable                 10,000           -        10,000
                                           -----------  ---------     ---------
  Net cash used in operating activities       (44,428)    (13,313)      (57,741)
                                           -----------  ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 Securities purchased                         (33,336)    (28,143)      (61,479)
                                           -----------  ---------     ---------
    Net cash used in investing activities     (33,336)    (28,143)      (61,479)

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of common stock and
   additional paid-in capital-net              77,764      41,456       119,220
                                           -----------  ---------     ---------
  Net cash provided by financing activitiy     77,764      41,456       119,220
                                           -----------  ---------     ---------

NET CHANGE IN CASH AND CASH EQUIVALENTS             -           -             -
CASH AND CASH EQUIVALENT
-BEGINNING OF PERIOD                                -           -             -
                                           -----------  ---------     ---------

CASH AND CASH EQUIVALENTS
-END OF PERIOD                             $        -           -             -
                                           ===========  =========     =========

NET CHANGE IN CASH                                 41            -

CASH-Beginning of Year                              -            -
                                             -----------  -----------
CASH-End of Year                            $      41    $       -
                                             ===========  ===========


The accompanying notes are an integral part of these financial statements

                               February 20, 2004

              INFe- HUMAN RESOURCES, INC. AND SUBSIDIARY (REVERSE
ACQUISITION WITH DANIELS  CORPORATE ADVISORY COMPANY, INC.) (A DEVELOPMENT STAGE
  COMPANY) CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED NOVEMBER 30, 2003 AND
              PERIOD MAY 2, 2002 (INCEPTION) TO NOVEMBER 30, 2002

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

INFe- Human Resources, Inc. and Subsidiary (the "Company") was incorporated in the State of Nevada on March 31, 2000. The Company was a subsidiary of INFe, Inc. a publicly trading entity on the OTC BB (INFe) through October 31, 2003. The Company was organized to provide human resource administrative management, executive compensation plans and staffing services to client companies.

On October 21, 2003 the Company purchased all of the common stock of Daniels Corporate Advisory Company, Inc. ("Daniels"), a Nevada company formed on May 2, 2002. For accounting purposes, the transaction had been accounted for as a reverse acquisition, under the purchase method of accounting. Accordingly, Daniels will be treated as the continuing entity for accounting purposes and the historical financial statements presented will be those of "Daniels". Daniels is structured as a start-up and will be operated as a "Human Resource/ Financial Services" corporation. The Company currently has two divisions, the corporate financial consulting division and the merchant banking division.

The Corporate Financial Consulting Division has as its growth goal- advisory to payroll client as well as non- payroll client companies. This division will work with companies seeking to create and/or acquire adjunct service businesses, whose services will initially provide better lifestyles for its existing workforce, and ultimately will be packaged, on an additional profit center basis, for sale to other small companies for the retention of their employees. The profits generated from all the Financial Consulting Assignments will be available for venture investment, through the second division, -The Merchant Banking Division.

The Merchant Banking Division has an in-house equity funding program, whereby Daniels will profit by helping finance the growth of client, payroll service companies, as well as non-payroll service companies. This division will also profit by the purchase of equity in attractive small public companies whose growth strategies are in line with Daniels' philosophy- growth through leveraged acquisition(s).

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Development Stage Company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, and raising capital.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement presentation purposes, short-term, highly liquid investments with original maturities of three months or less are considered to be cash and cash equivalents. The Company had no cash equivalents at November 30, 2003 and 2002, respectively.

Start-up Costs

In accordance with the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-up Activities", the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Revenue and Cost Recognition

The Company records its transactions under the accrual method of accounting whereby income gets recognized when the services are billed rather than when the fees are collected, and costs incurred in connection with the start-up and organization of the Company.

Income Taxes

Effective May 2, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No, 109 (the Statement), Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

Advertising Costs

The Company expenses the costs associated with advertising as incurred. Advertising and promotional expenses were approximately $-0- and $-0-for the year ended November 30, 2003 and the period May 2, 2002
(Inception) to November 30, 2002.

Investments

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", securities are classified into three categories: held-to-maturity, available-for-sale and trading. The Company's investments consist of equity securities classified as available-for-sale securities. Accordingly, they are carried at fair value in accordance with SFAS No. 115. Further, SFAS No. 115 unrealized gains and losses for available-for-sales securities are excluded from earnings and reported, net of deferred income taxes, as a separate component of stockholders' equity, unless the loss is classified as other than a temporary decline in market value.

The Company utilizes quoted market prices in determining fair value for its investments. When quoted market prices are unavailable, a reasonable estimate of fair value can be made using a variety of pricing techniques, including, but not limited to, discounted cash flow analysis, and fundamental analysis.

 Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No, 130, "Reporting Comprehensive Income." (SFAS No. 130). SFAS No. 130 requires the reporting of comprehensive income in addition to net income from operations.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

Earnings (Loss) Per Share of Common Stock

Historical net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share
(EPS) includes additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents were not included in the computation of diluted earnings per share when the Company reported a loss because to do so would be antidilutive.

The following is a reconciliation of the computation for basic and diluted EPS for the year ended November 30, 2003 and the period from May 2, 2002 to November 30, 2002.


                                     2003                2002
                                --------------      -------------
Net loss                        $   (10,000)        $   (13,313)
                                --------------      -------------

Weighted-average common shares
Outstanding (Basic)              10,083,333          10,000,000

Weighted-average common stock
Equivalents
  Stock options                           -                   -
  Warrents                                -                   -
                                --------------      -------------

Weighted-average common shares
Outstanding (Diluted)            10,083,333          10,000,000
                                ==============      =============




NOTE 3- INVESTMENTS

The following is a summary of investments at November 30, 2003 and 2002 at fair market value:

                                     2003                2002
                                --------------      -------------
Portfolio of common stocks
trading on the OTC:BB
at fair market value             $   150,335          $   28,143
                                ==============      =============

The marketable securities appreciated $44,428 and $-0- for the year ended November 30, 2003 and the period May 2, 2002 (Inception) to November 30, 2002, respectively. The appreciation includes unrealized gains and losses.

NOTE 4- GOING CONCERN

The accompanying consolidated financial statements have been presented in accordance with accounting principles generally accepted in the United States of America, which assume the continuity of the Company as a going concern. The Company has incurred net losses for the year ended November 30, 2003 and the period May 2, 2002 (Inception) to November 30, 2002, and has an accumulated deficit. Additionally, the Company does not have the revenue stream necessary to operate or develop its business. This raises substantial doubt about its ability to continue as a going concern.

Management has formulated and is in the process of implementing its business plan intended to develop steady revenues and income in areas of operation. This plan includes the following, subject to obtaining the necessary financing:

-     Signing up new clients

- Building a financial services company, which could include payroll and related human-resource services as well as corporate development to client companies.

-     Seeking out new companies for possible merger.

Presently, the Company cannot ascertain the eventual success of management's plans with any degree of certainty. The accompanying consolidated financial statements do no include any adjustments that might result from the eventual outcome of the risks and uncertainties described above.

NOTE 5- STOCKHOLDERS' EQUITY

The Company, originally INFe, had 20,000,000 shares of preferred stock authorized for the year ended November 30, 2003. There were no shares issued and outstanding. Daniels Corporate Advisory Company, Inc. has the same capital structure .

The Company has 100,000,000 shares authorized and at November 30, 2003 and 2002. There were 11,000,000 and 10,000,000 shares issued and outstanding at November 30, 2003 and 2002, respectively.

The Company "Daniels" in the reverse acquisition with INFe Human-Resources, Inc. cancelled its shares of 7,500,000, assumed the 10,000,000 original INFe stock and issued another 1,000,000 shares to the founders. The transaction is shown net in the stockholders' equity section presented in the financial statements.

NOTE 6- PROVISION FOR INCOME TAXES

The Company did not provide for income taxes for the year ended November 30, 2003 and May 2, 2002 (Inception) through November 30, 2002. Additionally, the Company established a valuation allowance equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the net operating losses in future periods.


At November 30, 2003 and 2002, the deferred tax assets consists of the following


                                     2003                2002
                                --------------      -------------
Deferred taxes due to net
operating loss carryforwards      $   3,496            $   1,950

Less: Valuation allowance            (3,496)              (1,950)
                                --------------      -------------

Net deferred tax asset            $       -            $       -
                                ==============      =============

NOTE 7- RELATED PARTY TRANSACTIONS

The Company utilizes office space at no charge from its president, Mr. Arthur Viola.

The president, Mr. Arthur Viola contributed $77,764 of capital for 1,000,000 shares of founders stock for the year then ended November 30, 2003 to fund the operations of the Company.